Filed by Endorex Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange act of 1934, as amended.

                                Subject:  Corporate Technology Development, Inc.
                                              Commission File No. 333-70750


ON OCTOBER 24, 2001, ENDOREX CORPORATION, A DELAWARE CORPORATION GAVE THE FOLLOWING PRESENTATION:

                               ENDOREX

[Photographic image of a syringe              WELCOME TO A
against a background that contains            BRAVE NEW WORLD OF
the symbol for biological hazardous           NO MORE NEEDLES
wastes and the phrase "HAZARD WARNING."]
                                              (AMEX: DOR)
                                              MICHAEL ROSEN, PRESIDENT & CEO
                                              ENDOREX CORPORATION

                                              BIOMARKETPLACE 2001
                                              NAVY PIER
                                              OCTOBER 24TH

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements, within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of known and unknown risks and uncertainties. These statements are only predictions and actual events or results in future periods may differ materially from what is currently anticipated. In particular, Endorex cannot assure you that it will be able to successfully develop or commercialize products based on Endorex's technology, particularly in light of the significant uncertainty inherent in developing drug delivery products, conducting clinical trials and obtaining regulatory approvals, that Endorex's technologies will prove to be safe and effective, that Endorex's cash expenditures will be at projected levels, that Endorex will be able to obtain future financing or funds, that Endorex or its joint ventures or its collaborations with other companies in the U.S. and abroad will successfully develop products or become profitable, that Endorex's joint ventures or its collaborations with other companies will continue, that Endorex's business strategy will be successful or that Endorex will be able to carry out our plans for 2001 and beyond. This presentation also contains forward-looking statements regarding Endorex's, Corporate Technology Development, Inc.'s, or CTD, and the combined companies' plans, expectations, intentions and strategies. These statements include forward-looking statements about Endorex's, CTD's and the combined companies' products, product development and product pipeline. These statements are not guarantees of future performance or results and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to, product integration risk, the possibility that the operations and management of Endorex and CTD will not be successfully integrated, the possibility that the merger might not be consummated, the effects of the public announcement on the progress of certain drug development projects and that benefits sought to be achieved by the transaction will not be achieved. Furthermore, Endorex, CTD, and the combined companies cannot assure you that they will be able to successfully develop or commercialize products based on their technology, particularly in light of the significant uncertainty inherent in developing drug and drug delivery products, conducting clinical trials and obtaining regulatory approvals, that their technologies will prove to be safe and effective, that their cash expenditures will be at projected levels, that product development and commercialization efforts will not be reduced or discontinued due to difficulties or delays in clinical trials, cash shortfalls, lack of progress or positive results from research and development efforts, that they will be able to successfully patent, register or protect their technology, trademarks and products, or that the business strategies of Endorex, CTD, or the combined companies will be successful. In addition to the matters described in this presentation, risk factors as described from time to time in Endorex's filings with the Securities and Exchange Commission, including, but not limited to, our most recent reports on Form 10-QSB, Form 10-KSB, as amended, and our Registration Statement on Form S-4, as amended, may affect our financial results. We assume no obligation to update the information in this presentation.


                                                                 ENDOREX

REGULATION MA
SECURITIES LAW LEGENDS

Additional Information and Where to Find It: Endorex has filed a Registration Statement on SEC Form S-4 and Endorex and CTD have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the transaction, it is expected that Endorex and CTD will mail a Joint Proxy Statement/Prospectus to stockholders of Endorex and CTD containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Endorex, CTD, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Endorex by directing a request by mail to Endorex at 28101 Ballard Drive, Suite F, Lake Forest, IL 60045-4544, telephone (847) 573-8990, or from CTD by directing a request by mail to CTD at 1680 Michigan Avenue, Suite 700, Miami, Florida 33139, telephone 305-777-2258.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Endorex files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Endorex at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Endorex's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Endorex, CTD, directors and certain executive officers of Endorex and CTD, D.F. King and certain affiliates and employees of D.F. King, may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interests in the merger due to securities holdings of Endorex and CTD and rights to bonus payments following the merger. D.F. King will be paid to solicit proxies in connection with the merger. In addition, certain directors and officers, after the merger, will be indemnified by Endorex and will benefit from insurance coverage for liabilities that may arise from their service as directors and officers of CTD prior to the merger. Additional information regarding the participants in the solicitation is contained in the Joint Proxy Statement/Prospectus filed by Endorex and CTD with the SEC.


                                                                 ENDOREX

                                ENDOREX


[Photographic image of a circle divided
into four sections containing the
following images:
-upper left quadrant: photographic image                ORAL DRUG DELIVERY
 of a mother comforting a crying child                  TECHNOLOGIES
 receiving an injection via syringe;
-upper right quadrant: photographic
 image of a hand holding a syringe;
-lower left quadrant: photographic image
 of a hand holding a glowing sphere; and
-lower right quadrant: photographic image of an elderly woman receiving an injection via syringe.]

THE ADVANTAGE OF ORAL DELIVERY

  -FOR THE PATIENT
   -IMPROVED QUALITY OF LIFE
   -CONVENIENCE
   -COMPLIANCE
                                          [Photographic image of an elderly
                                          woman about to ingest a pill.]


                                                                     ENDOREX

NEEDLE-PHOBIA AND THE IMPACT ON COMPLIANCE

-  1 MILLION U.S. INSULIN-DEPENDENT
   DIABETICS GET 2-3 SHOTS DAILY FOR LIFE            [Photographic image of a
                                                     mother comforting a crying
-  4 MILLION U.S. CHILDREN RECEIVE UP TO 19          child receiving an
   VACCINE INOCULATIONS EVERY 2 YEARS                injection via syringe.]

-  APPROXIMATELY 50% OF ELDERLY RECEIVE
   THE RECOMMENDED INFLUENZA AND
   PNEUMOCOCCAL VACCINES

[Image of the continental United States of America.]

CDC data-2001
American Diabetes Association data-2001                              ENDOREX

THE ADVANTAGE OF ORAL DELIVERY

- FOR THE PATIENT
   -IMPROVED QUALITY OF LIFE            [Photographic image depicting the U.S.
   -CONVENIENCE                         dollar sign, "$," surrounded by syringes
   -COMPLIANCE                          and injectable medicine.]

- FOR THE HEALTHCARE SYSTEM
   -REDUCED COSTS


                                                                      ENDOREX

LEADING BIOTECH INJECTABLE PRODUCTS

PRODUCT                                                          PROJECTED WORLDWIDE
                                                                      2001 SALES
-   INSULIN                                                        $ 3.6 BILLION
-   Erythropoietin                                                 $ 3.1 billion
-   VACCINES                                                       $ 3.0 BILLION
-   Interferons                                                    $ 1.8 billion
-   Monoclonal antibodies                                          $ 1.7 billion
-   Colony stimulating factors                                     $ 1.4 billion
-   Heparins                                                       $ 1.0 billion
-   GROWTH HORMONES                                                $ 0.9 BILLION
-   LHRH ANALOGUES                                                 $ 0.9 BILLION
-   Interleukins                                                   $ 0.3 billion
-   Other (gene therapy, antisense, blood factors,etc)             $ 0.9 billion
                                                                   -------------
                                                                   $18.5 BILLION

S.G. Cowen data-1998                                                   ENDOREX

                                             ENDOREX


[Image depicting a collage of the
following three images:
- image of a microscopic photograph                       ORASOME-TM-
  of polymerized liposomes;                               DRUG DELIVERY
- graphic depicting the Orasome(TM)                       TECHNOLOGY
  oral delivery system consisting of
  a drawing of a water soluble drug
  encapsulated by a lipid bilayer; and
- photographic image of pills.]

ORAL DELIVERY PROCESS


                                      ENDOREX
                                    CORPORATION

                             Delivering the Difference
                                  no more needles


                                                                   ENDOREX

ENDOREX PRODUCTS UNDER DEVELOPMENT

                                                         Market for
Oral Product Candidates                                  Injectable
                                                         Formulation


-   Insulin                                           $3.6 billion**
-   Human growth hormone                              $0.9 billion**
-   Influenza vaccine                                 $0.6 billion*
-   Other protein/peptide drugs                       $1.3 billion**
-   Other water insoluble drugs                       $1.6 billion**

     * Frost & Sullivan data-1999
    ** S.G. Cowen data-1998


                                                                    ENDOREX

                                     ENDOREX


[Photographic image depicting a collage
of the following three images:
-photographic image of a hand holding a                         ENDOREX BUSINESS
 chess piece over a chess board;                                STRATEGY
-photographic image of the arms, hands
 and materials of people conducting a
 business meeting at a table; and
-photographic image of a page of a newspaper with a section title reading "STOCK
 EXCHANGE" with stock quotes underneath
 the title.]

ENDOREX BUSINESS STRATEGY


[Graphical image of a flow chart setting forth the business strategy of Endorex with the following steps: (a) pharma companies to (b) new or approved injectable drug/vaccine to (c) Endorex oral delivery systems to (d) new oral product & patent.]

Revenue Stream:

- License and development fees
- Milestone fees
- Royalties


                                                                      ENDOREX

                                          ENDOREX


[Image depicting a collage of the following
three images:
-photographic image of a hand among three               STRATEGIC ACQUISITION
 glass beakers containing various solutions;            CORPORATE TECHNOLOGY
-photographic image of a female in a laboratory         DEVELOPMENT, INC. (CTD)
 coat looking through a microscope; and
-photographic image of micropipets next to a research device holding an array of solutions]

STRATEGIC RATIONALE FOR CTD ACQUISITION



Financial                               Management

  $4.4M                                   Board
 No Debt                               Chairman/CEO





                                        Intellectual
Products                                Property

1 Phase 3
1 Phase 1-2                             8 Patents
                                        10 Pending
                                        Orphan Drug


                                                                    ENDOREX

ENDOREX ORAL/MUCOSAL DELIVERY



[Image of two conjoining ovals; left oval contains the words "ENDOREX" AND "LARGE MOLECULES" and the right oval contains the words "CTD" and "SMALL MOLECULES."]


                                                                    ENDOREX

SYNERGY OF COMPANIES

                    Oral/Mucosal Delivery

   Endorex                                      CTD
Macromolecules                            Small molecules

Preclinical                                  Clinical

    hGH                                     orBec(TM)
  Insulin                                    phase 3

 Vaccines                                  Oraprine(R)
  Other                                     phase 1-2

Management                                 Management

  Public                                    Private

$9.5M cash                                $4.4M cash
                                  (as of September 30, 2001)

ENDOREX ORAL/MUCOSAL DELIVERY


[Image of two conjoining ovals with the area in common to both ovals enlarged. The left oval contains the phrase "ENDOREX" and the right oval contains the phrase "CTD." The enlarged common area of the ovals is titled "Synergy" and contains the following phases:

-Clinical /preclinical pipeline
-Expanded patent portfolio
-Enhanced management
-Strengthened balance sheet]


                                                                    ENDOREX

Endorex/CTD Product Pipeline


[Graphical image of a chart depicting product candidates of Endorex and CTD with arrows indicating the different stages of development for the following product candidates:

orBec(TM)
         - I GVHD [arrow indicates Phase 3 development stage]
         - Other GI Disorders [arrow indicates Phase 2 development stage]

Oraprine(R)
         - Oral autoimmune disorders [arrow indicates Phase 2 development stage]
         - Rheumatoid arthritis/transplant [arrow indicates Phase 1 development stage]

Oral Delivery
         - Insulin [arrow indicates preclinical development stage]
         - Human Growth Hormone [arrow indicates preclinical development stage]
         - Infuenza Vaccine [arrow indicates preclinical development stage]
         - Other [arrow indicates research development stage]

 Endorex Highlights

 -   ORAL DRUG DELIVERY TECHNOLOGY ADDRESSES SIGNIFICANT
     MARKET

     - BIOTECH INJECTABLE PRODUCTS - $18.5 BILLION*

     - OTHER DRUGS WITH DELIVERY ISSUES

 -   BUSINESS STRATEGY FOR EXTENDING PATENT AND COMMERCIAL
     LIFE OF EXISTING DRUGS VIA NEW DELIVERY SYSTEMS

 -   STRONG INTELLECTUAL PROPERTY PORTFOLIO

     - APPROXIMATELY 50+ ISSUED U.S. AND INTERNATIONAL
       PATENTS

 -   NEW COMPANY ACQUISITION STRENGTHENS DRUG PIPELINE,
     BALANCE SHEET AND MANAGEMENT TEAM

     *S.G. COWEN DATA-1998


                                                                     ENDOREX

                                     ENDOREX

                                          WELCOME TO A
                                          BRAVE NEW WORLD OF
[Image depicting a collage of the         NO MORE NEEDLES
following three images:
-photographic image of four
 children, one girl and 3 boys,           THANK YOU!
 smiling and raising their arms;
-photographic image of an elderly         Endorex Corporation
 woman kissing an infant; and             28101 N. Ballard Dr., Unit F
-photographic image of an elderly         Lake Forest, IL 60045 (United States)
 woman smiling.]                          847-573-8990 Phone
                                          847-573-9285 Fax
                                          www.Endorex.com

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